CITY NATIONAL ROCHDALE FUNDS
400 North Roxbury Drive
Beverly Hills, California 90210

January 31, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	City National Rochdale Funds – File No. 333-191583

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 4 to the Registration Statement on Form N-14 of City National Rochdale Funds (the “Trust”), with respect to the proposed reorganization of the City National Rochdale Diversified Equity Fund series of the Trust into the City National Rochdale U.S. Core Equity Fund series of the Trust, be accelerated to February 3, 2014, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

City National Rochdale Funds

/s/ F. Michael Gozzillo
Name:  F. Michael Gozzillo
Title:  Vice President

SEI Investments Distribution Co.

/s/ Karen E. LaTourette
Name:  Karen E. LaTourette
Title:  Assistant Secretary and Chief Compliance Officer